Exhibit 4

MINISTERIO DE ECONOMÍA Y FINANZAS

OFICINA GENERAL DE ASESORÍA JURÍDICA

“DECENIO DE LA IGUALDAD DE OPORTUNIDADES PARA MUJERES Y HOMBRES”

“AÑO DEL BICENTENARIO, DE LA CONSOLIDACIÓN DE NUESTRA INDEPENDENCIA, Y DE LA

CONMEMORACIÓN DE LAS HEROICAS BATALLAS DE JUNÍN Y AYACUCHO”

Lima, August 8, 2024

OFICIO No. 0004-2024-EF/42.01

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

In my capacity as General Counsel of the Ministry of Economy and Finance of the Republic of Peru (the “Republic” or “Peru”) and in connection with the Registration Statement under Schedule B (File No. 333-262067) (the “Registration Statement”) of the United States Securities Act of 1933, as amended (the “Securities Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) relating to the issuance thereunder by the Republic of U.S.$1,250,000,000 aggregate principal amount of 5.375% U.S. Dollar-Denominated Global Bonds due 2035 (the “2035 Bonds”), U.S.$1,750,000,000 aggregate principal amount of 5.875% U.S. Dollar-Denominated Global Bonds due 2054 (the “2054 Bonds”, and together with the 2035 Bonds, the “Bonds”), pursuant to an Underwriting Agreement, dated August 1, 2024, entered into among the Republic and the underwriters named therein (the “Underwriting Agreement”), under Ministerial Resolution No. 240-2024-EF/52 in accordance with Law No. 31955, Law of Public Sector Indebtedness for Fiscal Year 2024, I have reviewed the following documents:

(i)	the Registration Statement;

(ii)	the prospectus, dated January 25, 2022 (the “Base Prospectus”), as supplemented by the prospectus supplement, dated August 1, 2024 (the “Prospectus Supplement”), filed by the Republic pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act. The Base Prospectus and the Prospectus Supplement are collectively referred to as the “Prospectus”;

(iii)	an executed copy of the Indenture, dated August 25, 2015, among the Republic, The Bank of New York Mellon, as Trustee (the “Trustee”), and The Bank of New York Mellon SA/NV, Luxembourg Branch (formerly The Bank of New York Mellon (Luxembourg) S.A.), as Luxembourg Paying Agent and Luxembourg Transfer Agent (the “Indenture”);

(iv)	duplicates of the global bonds representing the Bonds;

(v)	the Underwriting Agreement;

(vi)	all relevant provisions of the Constitution of the Republic and all relevant laws and orders of Peru including but not limited to the following:

1.	the Political Constitution of the Republic of Peru of 1993, in particular Article 75;

2.	Law No. 31955, Law of Public Sector Indebtedness for Fiscal Year 2024;

3.	Ministerial Resolution No. 240-2024-EF/52; and

(vii)	all such other documents, instruments and rules as I have deemed to be necessary as a basis for the opinion hereinafter expressed.

It is my opinion that under and with respect to the current laws of Peru as of the date of this opinion, the Bonds have been duly authorized, executed and delivered by the Republic and, assuming due authentication thereof by the Trustee pursuant to the Indenture, constitute valid and legally binding obligations of the Republic in accordance with their terms.

I hereby consent to the filing of this opinion letter as an exhibit to Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the year ended December 31, 2022 (the “Annual Report”) and the use of the name of the General Counsel of the Ministry of Economy and Finance of Peru, under the caption “Validity of the Bonds” and “Validity of the Securities” in the Prospectus constituting a part of the Registration Statement. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Annual Report, including this exhibit, within the meaning of the term “expert” as used in the Securities Act, or the rules and regulations of the Commission issued thereunder.

Very truly yours,

/s/ Juan Carlos Melgarejo Castillo
JUAN CARLOS MELGAREJO CASTILLO
General Counsel of the Ministry
of Economy and Finance of Peru

1.

POLITICAL CONSTITUTION OF PERU

(…)

TITLE III

ECONOMIC REGIME

CHAPTER I

GENERAL PRINCIPLES

Article 58: Private initiate is free. It is exercised within a market economy. Under this regime, the State guides the development of the country, and acts mainly in the areas for the promotion of employment, health, education, security, public services and infrastructure.

Article 59: The State encourages the creation of wealth and guarantees freedom of work and freedom of company, trade and industry. The exercise of these freedoms must not be damaging to morality, health or public safety. The State provides opportunities for improvement to any sectors suffering from inequality; thus, it promotes small enterprise in all its modalities.

Article 60: The State recognizes economic plurality. The national economy is sustained by the coexistence of different types of ownership and enterprise.

Only authorized by express law, the State may perform on a subsidiary basis direct or indirect business activities for reasons of great public interest or manifest national convenience. Business activity, whether public or not, receives the same legal treatment.

Article 61: The State facilitates and invigilates free competition. It combats any practice limiting this and the abuse of dominant or monopolistic positions. No law or agreement may authorize or establish monopolies.

The press, radio, television and other means of expression and social communication, and generally, companies, goods and services connected with the freedom of expression and communication may not be the object of exclusiveness, monopoly, or hoarding, whether directly or indirectly, by the State or private individuals.

Article 62: Freedom to contract guarantees that the parties may enter into valid agreements according to the regulations in force at the time of the contract. Contractual terms may not be altered by laws or other provisions of any kind. Disputes arising from the contractual relationships may only be resolved by arbitration or in the courts, under the protection mechanisms set forth in the contract or contemplated by law.

By contract or law, the State may establish guarantees and grant securities. These may not be legally modified without prejudice to the protection referred to in the preceding paragraph.

Article 63: National and foreign investment are subject to the same conditions. The production of goods and services and foreign trade are free. If another country or countries adopt(s) protectionist or discriminatory measures damaging to the national interest, the State may in defense thereof, adopt similar measures.

In any contract entered into by the State and public law persons with domiciled foreigners must be recorded their subjection to the laws and jurisdictional organs of the Republic and their waiver of any diplomatic claims. Contracts of a financial nature may be exempted from national jurisdiction.

The State and other public law persons may submit controversies deriving from the contractual relationship to tribunals constituted pursuant to existing treaties. They may also submit them to national or international arbitration, or as established by law.

Article 64: The State guarantees the free holding and disposal of foreign currency.

Article 65: The State defends the interest consumers and users. For such effect, it guarantees the right to information on the goods and services at its disposal in the market. It also oversees in particular the health and security of the people.

CHAPTER II

ENVIRONMENT AND NATURAL RESOURCES

Article 66: Natural resources, both renewable and non-renewable, are the property of the Nation. The State is sovereign as to their use.

The conditions for their use and granting to private individuals are determined by organic law. Any such concession grants to the holder a real right, subject to the said legal regulation.

Article 67: The State determines national environment policy. It promotes the sustainable use of its natural resources.

Article 68: The State is obligated to promote the conservation of biological diversity and the natural areas protected.

Article 69: The State promoted the sustainable development of the Amazon region with appropriate legislation.

CHAPTER III

OWNERSHIP

Article 70: The right of ownership is inviolable. The State guarantees this. It is exercised in harmony with the common good and within the limits of the law. No one may be deprived of his or her property except exclusively for reasons of national security or public need, declared by law, and after the payment in cash of fair indemnification including compensation for any possible prejudice. Action may be brought before the Judiciary in order to contest the property value set by the State in the expropriation procedure.

Article 71: With respect to property, foreigners, whether natural persons or legal entities, have the same rights as Peruvians, without in any case, being able to claim exceptions or diplomatic protection.

However, within fifty kilometers of the national boundaries, foreigners may not acquire or possess under any title whatsoever, mines, land, woods, waters, fuel or energy sources, either directly or indirectly, individually or in company, under penalty of losing, to the State, the right thus acquired. Excepted is the case of public necessity expressly declared in a supreme decree approved by the Council of Ministers pursuant to law.

Article 72: The law may, only by reasons of national security, temporally establish specific restrictions and prohibitions for the acquisition, possession, exploitation and transfer of given property.

Article 73: Property in the public domain is unalienable and imprescriptible. Property of public use may be granted to private individuals in accordance with the law for its economic use.

CHAPTER IV

TAX AND BUDGET REGIME

Article 74: Taxes are created, amended or repealed, or exemptions are established, exclusively by law or legislative decree in the event of the delegation of powers, except for tariffs and rates, which are regulated by supreme decree.

Local governments may create, amend or repeal contributions and rates, or make exemptions, within their jurisdictions with the limits established by law.

The State, when exercising its taxation powers, must respect the legal reserves principles, the principles of equality and respect for the fundamental rights of the person. No tax may have a confiscatory effect.

Emergency decrees may not contain tax matters. The laws concerning annual taxes govern as from January first of the year following their promulgation. Budget laws may not contain regulations on tax matters.

Tax regulations passed in violation of the provisions hereof shall not be of effect.

Article 75: The State only guarantees the payment of the public debt entered into by constitutional governments in accordance with the Constitution and the law.

The State’s domestic and foreign debt operations must be approved according to the law.

Municipalities may enter into credit operations charged to their own resources arid property without requiring legal authorization.

Article 76: Works and the acquisition of supplies with the use of public funds and resources must be obligatorily executed by contract and public bidding, as must also the acquisition or alienation of property.

The contracting of services and projects whose importance and worth indicated by the Budget Law shall be public contest. The law establishes the procedure, exceptions and the respective responsibilities.

Article 77: The State’s economic and financial management is governed by the budget annually approved by Congress. The structure of the public sector budget contains two sections: central government and decentralized bodies.

The budget assign public resources on a fair basis. Their programming and execution respond to the criteria of efficiency, basic social needs and decentralization.

Each respective area, pursuant to law, will receive a fair share of the income tax received through the exploitation of natural resources, as its canon.

Article 78: The President of the Republic sends to Congress the Budget Law draft within a period ending on August 30, each year.

On the same date, he also sends the debt and financial equilibrium bills.

The budget draft must be truly in balance.

Loans form the Central Reserve Bank or Banco de la Nación are not accounted as fiscal income.

Permanent expenditure may not be covered by loans.

The budget may not be approved without an entry for servicing the public debt.

Article 79: The representatives to Congress are not entitled to create or increase public expenditure, except with reference to their budget.

The Congress may not approve tributes with predetermined purposes, except at the request of the Executive Power.

In all other cases, the tax laws referring to benefits or exemptions required the prior report of the Ministry for the Economy and Finance.

Only by an express law, approved by two thirds of the members of Congress, may special taxation treatment for a given area of the country be selectable and temporarily established.

Article 80: The Minister for the Economy and Finance submits the claim to the Congress in Plenary. Each Minister shall defend the expenses for his sector. The President of the Supreme Court, the Attorney General and the President of the National Elections Board shall defend the corresponding demands of each institution.

If the original signed Budget Law is not sent to the Executive by November thirtieth, the Draft of the Executive Power will come into force, same which is promulgated by Legislative Decree.

Supplementary credits, payments and entry transfers shall be processed through Congress as determined by the Budget Law. During the recess of Parliament they will be processed by the Permanent Commission. In order to them be approved, they require the votes of three fifths of the legal number of members.

Article 81: The General Account of the Republic, accompanied by the Comptroller General’s Office Audit Report is sent by the President of the Republic to the Congress within a period terminating at the latest on November fifteenth of the year following the execution of the budget.

The General Account is examined and determined by a review commission within the ninety days following its submission. Congress shall issue its verdict within thirty days. If Congress does not issue a verdict within the period indicated, the report of the Review Commission shall be sent to the Executive Power so that the Executive Power may promulgate a legislative decree containing the General Account.

Article 82: The Comptroller General’s Office of the Republic is a public law decentralized entity with autonomy pursuant to its organic law. It is the senior organ of the National Control System. It supervises the legality of the execution of the State Budget, public debt operations and the acts of institutions subject to control.

The Comptroller General is appointed by Congress on the proposal of the Executive for seven years. He may be removed by Congress for serious offense.

CHAPTER V

CURRENCY AND BANKING

Article 83: The law determines the monetary system of the Republic. The issue of bills and coins is the exclusive power of the State. This is exercised through the Central Reserve Bank of Peru.

Article 84: The Central Bank is a public law artificial person. It is autonomous within the framework of its Organic Law.

The purpose of the Central Bank is to preserve monetary stability. Its functions are: to regulate the currency and credit in the financial system, manage the international reserves under its charge, and the other functions indicated by its organic law.

The Bank informs the country, with exactitude and periodically, regarding the state of the national finances under the responsibility of its Board.

The Bank is prohibited from granting financing to the Treasury, except for the purchase in the secondary market of securities issued by the Public Treasury, within the limits indicated by its Organic Law.

Article 85: The Bank may carry out operations and make credit agreements in order to cover temporary imbalances in the position of international reserves.

It requires authorization by law when the amount of such operations or agreements exceeds the limit indicated by the Public Sector Budget with the obligation to report to Congress.

Article 86: The Bank is governed by a Board of seven members. The Executive Power appoints four, among them the Chairman. Congress ratifies the Chairman and appoints the other three, with an absolute majority of the legal number of its members.

All Bank members are appointed for the constitutional period corresponding to the President of the Republic. They do not represent any particular entity or private interest. Congress may remove them for serious offenses. In the event of a removal, the new directors shall complete the corresponding constitutional period.

Article 87: The State encourages and guarantees saving. The law establishes the obligations and limits of companies receiving savings from the public, as well as the mode and scope of such guarantee.

The Superintendency of Banking and Insurance exercises control over banking and insurance companies, and others receiving deposits from the public and others which, carrying out similar or related operations, are determined by law.

The law establishes the organization and functional autonomy of the Superintendency of Banking and Insurance.

The Executive appoints the Superintendent of Banking and Insurance for the period corresponding to its constitutional period. This is ratified by Congress.

LAW N° 31955

LAW OF PUBLIC SECTOR INDEBTEDNESS FOR THE FISCAL YEAR 2024

THE PRESIDENT OF THE REPUBLIC

WHEREAS:

THE CONGRESS OF THE REPUBLIC

has enacted the following law:

LAW OF PUBLIC SECTOR INDEBTEDNESS FOR THE FISCAL YEAR 2024

CHAPTER I

GENERAL PROVISIONS

Article 1. Purpose of the Law

1.1. The purpose of this law is to regulate the conditions for public sector indebtedness for Fiscal Year 2024, in accordance with Article 9 of Legislative Decree 1437, the Legislative Decree of the National Public Indebtedness System.

1.2. For the purposes of this law, when "Legislative Decree" is mentioned, it refers to Legislative Decree 1437, the Legislative Decree of the National Public Indebtedness System, or any regulation that replaces it.

Article 2. Annual Fee

The annual fee, the collection of which is authorized to the Ministry of Economy and Finance in Article 37 of the Legislative Decree, is equivalent to 0.1% of the outstanding balance of the corresponding operation.

Article 3. Maximum Authorized Amounts for External and Internal Indebtedness Operations

3.1. The National Government is authorized to agree on external indebtedness operations up to an amount equivalent to US$ 2,572,000,000.00 (TWO BILLION FIVE HUNDRED SEVENTY-TWO MILLION AND 00/100 U.S. DOLLARS), allocated as follows:

1. Economic and social sectors, up to US$ 2,063,000,000.00 (TWO BILLION SIXTY-THREE MILLION AND 00/100 U.S. DOLLARS).

2. Balance of payments support, up to US$ 509,000,000.00 (FIVE HUNDRED NINE MILLION AND 00/100 U.S. DOLLARS).

3.2. The National Government is authorized to agree on internal indebtedness operations up to an amount not exceeding S/ 27,089,311,283.00 (TWENTY-SEVEN BILLION EIGHTY-NINE MILLION THREE HUNDRED ELEVEN THOUSAND TWO HUNDRED EIGHTY-THREE AND 00/100 SOLES), allocated as follows:

1. Economic and social sectors, up to S/ 1,500,000,000.00 (ONE BILLION FIVE HUNDRED MILLION AND 00/100 SOLES).

2. Balance of payments support, up to S/ 25,095,000,000.00 (TWENTY-FIVE BILLION NINETY-FIVE MILLION AND 00/100 SOLES).

3. National Defense, up to S/ 460,000,000.00 (FOUR HUNDRED SIXTY MILLION AND 00/100 SOLES).

4. ONP Bonds, up to S/ 34,311,283.00 (THIRTY-FOUR MILLION THREE HUNDRED ELEVEN THOUSAND TWO HUNDRED EIGHTY-THREE AND 00/100 SOLES).

3.3. The General Directorate of the Public Treasury of the Ministry of Economy and Finance is authorized to make reallocations among the indebtedness amounts provided in subsections 1 and 2 of numeral 3.1 and in subsections 1 and 2 of numeral 3.2, interchangeably, including the unplaced amount of the issuance approved in numeral 6.1 of Article 6 of this law, without exceeding the total maximum amount established by law, for external and internal indebtedness, as appropriate.

3.4. Prior to the reallocation, the Ministry of Economy and Finance must report the same to the Budget and General Account Commission of the Congress of the Republic, indicating the amounts and reasons for such reallocation, for their information.

Article 4. Credit Rating

The credit rating referred to in Article 57 of the Legislative Decree is required when the amount of the agreements, individual or accumulated, of the respective regional or local government, with or without a National Government guarantee, during Fiscal Year 2024, exceeds the equivalent of S/ 15,000,000.00 (FIFTEEN MILLION AND 00/100 SOLES).

Article 5. Maximum Amount of National Government Guarantees under Public-Private Partnership Investment Promotion Processes

The National Government is authorized to grant or contract guarantees to back obligations arising from Public-Private Partnership Investment Promotion Processes, up to an amount not exceeding US$ 631,410,502.00 (SIX HUNDRED THIRTY-ONE MILLION FOUR HUNDRED TEN THOUSAND FIVE HUNDRED TWO AND 00/100 U.S. DOLLARS), plus Value Added Tax (VAT), or its equivalent in national currency, in accordance with the provisions of Article 29 and numeral 46.4 of Article 46 of the Legislative Decree.

Article 6. Approval of Bond Issuance

6.1. The internal issuance of bonds is approved, which, in one or more placements, may be carried out by the National Government up to the sum of S/ 25,095,000,000.00 (TWENTY-FIVE BILLION NINETY-FIVE MILLION AND 00/100 SOLES) charged to the indebtedness operation referred to in subsection 2 of numeral 3.2 of Article 3 of this law.

6.2. When the indebtedness amount provided in subsection 2 of numeral 3.2 of Article 3 is reassigned to external indebtedness operations, the external issuance of bonds is approved, which, in one or more placements, may be carried out by the National Government up to the amount resulting from the recomposition of the indebtedness amount provided in the cited Article 3.

6.3. If the financial conditions are favorable, as established in numeral 27.5 of Article 27 of the Legislative Decree, the external and/or internal issuance of bonds is approved, which, in one or more placements, may be carried out by the National Government, with the purpose of pre-financing the requirements of the following fiscal year contemplated in the Multiyear Macroeconomic Framework or in the corresponding Macroeconomic Projections Report.

6.4. The internal bond issuances mentioned above are subject to the provisions of the Market Makers Program Regulation and the Sovereign Bonds Regulation, in force.

6.5. Within thirty (30) days following the completion of the operations carried out under this article, the Ministry of Economy and Finance shall inform the Budget and General Account Commission of the Congress of the Republic and the Comptroller General of the Republic about these operations.

Article 7. Approval of Debt Management Operations and Bond Issuance

7.1. Debt management operations are approved up to the equivalent, in national currency or another denomination, of US$ 10,000,000,000.00 (TEN BILLION AND 00/100 U.S. DOLLARS), which in one or more tranches may be carried out by the National Government under the modality of prepayment, exchange or debt swap, repurchases, among others, contemplated in numeral 15.2 of Article 15 of the Legislative Decree.

7.2. The external and/or internal issuance of bonds is approved, which, in one or more placements, may be carried out by the National Government up to the amount necessary to implement the debt management operations referred to in the preceding numeral.

7.3. The aforementioned internal bond issuance is subject to the provisions of the Market Makers Program Regulation and the Sovereign Bonds Regulation, in force.

7.4. Within thirty (30) days following the completion of the operations carried out under this article, the Ministry of Economy and Finance shall inform the Budget and General Account Commission of the Congress of the Republic and the Comptroller General of the Republic about these operations.

Article 8. Implementation of Indebtedness and Debt Management Operations

8.1. For the implementation of the debt management operations referred to in Article 7, as well as for the implementation of the external bond issuances referred to in Articles 6 and 7, and for the implementation of internal bond issuances, if a placement mechanism that replaces the Market Makers Program is used, a ministerial resolution of the Ministry of Economy and Finance shall determine the amounts to be issued, the general conditions of the respective bonds, the designation of the bank or investment banks providing structuring and placement services, as well as the entities providing complementary services, among other aspects.

8.2. When it comes to a risk coverage operation, a ministerial resolution of the Ministry of Economy and Finance shall determine the amounts and the included indebtedness operations, designate the counterparties, approve the contracts and documents required for their implementation, among other aspects.

8.3. Within thirty (30) days following the completion of the operations carried out under Articles 6 and 7, the Ministry of Economy and Finance shall inform the Budget and General Account Commission of the Congress of the Republic and the Comptroller General of the Republic about these operations.

CHAPTER II

SPECIFIC PROVISIONS

Article 9. Authorization to Contract Contingent Financing

9.1. The Ministry of Economy and Finance is authorized, within the framework of the Pacific Alliance Framework Agreement, to contract a disaster risk transfer scheme or other contingent financing, under the modality of bonds or others offered in the international market, either directly or through a multilateral credit organization, subject to the provisions of Subchapter IV of Chapter III of Title III of the Legislative Decree, as applicable.

9.2. Furthermore, the General Directorate of the Public Treasury of the Ministry of Economy and Finance is authorized to sign the documents required to participate in the design and preparation of the disaster risk transfer scheme or other contingent financing mentioned in the preceding numeral, which may include the commitment of the Peruvian State to assume the costs incurred by such design and preparation. The mentioned documents are approved by ministerial resolution of the Ministry of Economy and Finance.

9.3. The disaster risk transfer scheme or other contingent financing, as well as the other relevant documents for its implementation, are approved by supreme decree with the endorsement of the Minister of Economy and Finance, and informed to the Budget and General Account Commission of the Congress of the Republic and the Comptroller General of the Republic, within thirty (30) days following the completion of the implementation of the mentioned scheme.

9.4. Additionally, the Ministry of Economy and Finance, through the General Directorate of the Public Treasury, is authorized to implement, outside the scope of the Pacific Alliance Framework Agreement, the disaster risk transfer scheme or other contingent financing, under the modality of bonds or others offered in the international market, with a multilateral credit organization, as referred to in numeral 9.1, applying the provisions of numerals 9.2 and 9.3.

Article 10. Companies and Shareholders that Fail to Fulfill Their Obligations

10.1. Companies and their shareholders who were guaranteed by the State to obtain resources from abroad and failed to pay such obligations, cannot be bidders, contractors, or participate in investment promotion actions carried out by the State, until they fully honor their debt.

10.2. This article includes companies with a new denomination or corporate name and shareholders who assumed the assets of the debtor company.

Article 11. Deadline for the Approval of Indebtedness Operations in Progress

Indebtedness operations corresponding to Fiscal Year 2023, included within the scope of subsections 1 and 2 of numeral 3.1 and subsections 1 and 2 of numeral 3.2 of Article 3 of Law 31640, Law of Public Sector Indebtedness for Fiscal Year 2023, which are pending as of December 31, 2023, may be approved during the first quarter of Fiscal Year 2024, within the framework of the aforementioned law.

Article 12. Payment of Commissions and Other Expenses Derived from the Trust Created under the Framework of Emergency Decree 037-2021, Emergency Decree that Establishes Extraordinary Complementary Measures in Economic and Financial Matters Aimed at Strengthening the Equity of Specialized Microfinance Institutions

It is established that, from Fiscal Year 2023, the payment of commissions in favor of the Development Finance Corporation S.A. (Cofide), for the administration of the Equity Strengthening Program for Specialized Microfinance Institutions, created under the framework of Emergency Decree 037-2021, Emergency Decree that Establishes Extraordinary Complementary Measures in Economic and Financial Matters Aimed at Strengthening the Equity of Specialized Microfinance Institutions, derived from the Trust Agreement referred to in Article 8 of the mentioned legal norm, as well as other expenses required for its implementation and operation, will be covered directly with public treasury resources.

Article 13. Transfer in Favor of the Trust Created by Legislative Decree 1455, Legislative Decree that Creates the “Reactiva Perú” Program to Ensure Continuity in the Payment Chain in the Face of the Impact of COVID-19

13.1. It is established that the General Directorate of the Public Treasury of the Ministry of Economy and Finance shall transfer, in favor of the Trust created by Legislative Decree 1455, Legislative Decree that Creates the “Reactiva Perú” Program to Ensure Continuity in the Payment Chain in the Face of the Impact of COVID-19, the resources of the budgetary items assigned to the Executing Unit No. 002 - Debt Management, which are available as of the effective date of this Law, up to the sum of S/ 1,201,166,057.00 (ONE BILLION TWO HUNDRED ONE MILLION ONE HUNDRED SIXTY-SIX THOUSAND FIFTY-SEVEN AND 00/100 SOLES) to meet the guarantees for Fiscal Year 2024.

13.2. The General Directorate of the Public Treasury is authorized to transfer with charge to the Trust created by Legislative Decree 1455, Legislative Decree that Creates the “Reactiva Perú” Program to Ensure Continuity in the Payment Chain in the Face of the Impact of COVID-19, in favor of the Trust of the “Impulso MYPERU” Program created by Law 31658, Law that Creates the MYPE Business Impulse Program - Impulso MYPERU, part of the resources subject to the transfer referred to in numeral 13.1 above, to meet the guarantees for Fiscal Year 2024 of the “Impulso MYPERU” Program.

13.3. The General Directorate of the Public Treasury of the Ministry of Economy and Finance is authorized to make the transfer mentioned in numeral 13.1 with charge to the resources resulting from the application of Article 10 of Law 31639, Law of Financial Balance of the Public Sector Budget for Fiscal Year 2023.

13.4. Additionally, the unexecuted balances as of December 31, 2023, of the transfer made in application of Article 17 of Law 31640, Law of Public Sector Indebtedness for Fiscal Year 2023, will be allocated to meet the guarantees for Fiscal Year 2024 of the “Reactiva Perú” Program.

13.5. The execution of the resources referred to in the preceding numerals is subject to the regulations, operating regulations, contracts, and other documents that govern the mentioned Trusts, as applicable; authorizing the General Directorate of the Public Treasury and the General Directorate of Financial Markets and Private Pension Systems of the Ministry of Economy and Finance to make the necessary regulatory modifications as well as to sign the corresponding contractual adjustments.

Article 14. Financing of Investment Projects

14.1. It is established, on an exceptional basis, during Fiscal Year 2024, that the following investment projects may be financed with resources from an external indebtedness operation of the National Government, to be agreed within the framework of this law, for which the provision of subsection 3 of numeral 27.2 of Article 27 of Legislative Decree 1437, Legislative Decree of the National Public Debt System, is complied with the opinion of the respective sector’s Multiyear Investment Programming Office (OPMI):

a. "Expansion and improvement of potable water and sewerage services in the city of Juliaca - Puno," with CUI No. 2331661.

b. "Expansion and improvement of the collection and treatment services of wastewater in the cities of Ayaviri, Moho, Juliaca, Puno, Ilave, and Juli, department of Puno," with CUI No. 2337107.

c. "Storm drainage in the city of Juliaca," with CUI No. 2090887.

14.2. The mentioned opinion of the respective sector’s OPMI refers to verifying that such investment projects are aligned with the prioritized objectives and targets regarding the closure of infrastructure or access to services gaps established in the multiyear investment programming and comply with the prioritization criteria approved by the sector; as well as verifying that they comply with the specific sectoral methodologies and technical standards that apply to them, within the framework of the National System of Multiyear Programming and Investment Management.

14.3. Additionally, it is established that in the respective loan agreement, it is specified that, prior to the first disbursement of the external indebtedness operation, the opinion of the General Directorate of Multiyear Investment Programming of the Ministry of Economy and Finance is obtained, within the framework of its competencies.

Article 15 . Reassignment of shares available of the Corporation Interamerican of Investments (CII)

15.1 The proposal to reallocate available shares of the Inter-American Corporation of Investments (CII), is hereby approved, in accordance with the provisions of Annex A of Resolution CII/AG-2/15 and the terms and conditions approved by the Board of Executive Directors on August 4, 2015 to reallocate the shares of the Exhibit TO (Document CII/GN-305-2).

15.2 Within the framework of said process of reallocation of available shares, the Republic of Peru subscribes and pays 536 (FIVE HUNDRED THIRTY-SIX) shares for a value of US$ 10,720,000.00 (TEN MILLIONS SEVEN HUNDRED TWENTY THOUSAND AND 00/100 DOLLARS AMERICAN PEOPLE).

15.3 The aforementioned share subscription is cancelled in a single installment, no later than September 19, 2024.

Article 16 . Pay of obligations transferred to the Ministry of Economy and Finance in the frame of the Law 31640, Law of Indebtedness of the Sector Public for the Year 2023.

16.1.       It is established that the payment of the obligations transferred to the Ministry of Economy and Finance within the framework of the provisions of the fifth final complementary provision of Law 31640, Indebtedness Law of the Sector Public for the Year 2023, is made with the distributable profits that the Development Finance Corporation S.A. (Cofide) generates annually and that correspond to the National Fund for Financing State Business Activity (Fonafe).

For this purpose, the pay of such obligations is made from 100% of the utilities corresponding to the Fiscal Year 2022 through the Fiscal Year 2025; from the profits of the years 2026 and following, payment is made from 50% of the total profits remaining after applying the provisions of Ministerial Resolution No. 397-2020-EF/52, until their full cancellation.

16.2.       Fonafe transfers the respective dividends to the Single Account of the Public Treasury (SAP) within a period not greater than thirty (30) days of receipt, in accordance with the schedule approved by ministerial resolution of the Ministry of Economy and Finance, said Ministry being authorized to, through of the General Directorate of the Public Treasury, directly transfer to Cofide the full of the money received in the SAP in pay of the obligations indicated in the numeral 16.1 preceding.

16.3.       The General Directorate of the Public Treasury of the Ministry of Economy and Finance is authorized, and, where applicable, Fonafe, are hereby authorized to sign the documents required to implement the provisions of this article.

FINAL COMPLEMENTARY PROVISIONS

FIRST. Validity

This law comes into force from January 1, 2024, except as provided in articles 9, 12, 13 and 16 as well as in the first, second, third and fourth complementary modifying provisions that enter into force on the day following its publication in the official newspaper El Peruano.

SECOND. Extinction of the obligations generated by the Private Investment Promotion Agency ( Proinversión ) in favor of the National Fund for Financing State Business Activity ( Fonafe ), derivatives of the execution of the Agreement PROINVERSION Nº 455-1-2012-CPV

1.       The extinction of the obligations generated by the Private Investment Promotion Agency (Proinversión) in favor of the National Fund for Financing State Business Activity (Fonafe), derived from the execution of the PROINVERSION Agreement No. 455-1-2012-CPV, is hereby ordered.

2.       Fonafe is required to make the corresponding accounting adjustments.

THIRD. Placement of bond issues within the framework of Liquidity Management

The Ministry of Economy and Finance, through the General Directorate of the Public Treasury, is authorized to place during Fiscal Year 2024, the outstanding balance of the sovereign bond issue approved by article 7 of Law 31640, Public Sector Indebtedness Law for Fiscal Year 2023, in order to guarantee the restitution of the resources used within the framework of liquidity management, to the corresponding holder.

QUARTER. Financing of Interventions of Reconstruction through Investments (IRI) and Investments of Optimization, Extension Marginal, Replacement and Rehabilitation (IOARR)

1.       By exception, during Fiscal Year 2024, the National Government, regional governments, and local governments are authorized to finance, with resources from the financing source Resources for Official Credit Operations, the Reconstruction Interventions through Investments (IRI) that are within the framework of the Comprehensive Reconstruction Plan with Changes, approved by Supreme Decree 091-2017-PCM..

2.       The authorization indicated in the preceding numeral also applies to the Optimization, Marginal Expansion, Replacement and Rehabilitation Investments (IOARR) referred to in Legislative Decree 1252, Legislative Decree that creates the National System of Multiannual Programming and Investment Management, which are within the framework of the indicated Comprehensive Plan for Reconstruction with Changes, as well as to the IOARR prioritized by the Multisectoral Commission whose conformation and functions have been approved through Supreme Decree 132-2017-EF.

FIFTH. Update of pensions of Decree Law 20530 in the Computer Application for the Centralized Registry of Payrolls and Data of Human Resources of the Public Sector ( AIRHSP)

The General Directorate of Fiscal Management of Human Resources (DGGFRH) of the Ministry of Economy and Finance is authorized to carry out the following actions in the Computer Application for the Centralized Registry of Payrolls and Data of the Humans Resources of the Sector Public (AIRHSP):

a.       At the request of public entities, the pension records of Decree Law 20530 that only have the respective regulatory framework that regulates the granting of the pension are incorporated and/or modified.

b.       The records of the provisional pensions of holders of Decree Law 20530 are incorporated ex officio, at the time of their cessation in the Public Administration, provided that the person has had an active record in the AIRHSP.

SIXTH. Operation of Indebtedness External for the transformation digital of the Bank of the Nation

1.       The Ministry of Economy and Finance, through the General Directorate of the Public Treasury, is authorized during Fiscal Year 2024, to enter into an external debt operation with a multilateral organization or official agency, intended to partially finance an investment project for the digital transformation of the Banco de la Nación, in accordance with the provisions of Legislative Decree 1437, Legislative Decree of the National Public Indebtedness System, as applicable..

2.       For the purposes of what is indicated in paragraph 1, the provisions of paragraphs 2 and 3 of the paragraph 27.2 of article 27 of Legislative Decree 1437 are not applicable, while the Banco de la Nación is an entity of the Public Financial Sector.

3.       The debt service of the external debt operation approved through numeral 1 is attended to by the General Directorate of the Public Treasury with the resources that the Banco de la Nación transfers for this purpose, in accordance with the provisions of article 36 of Legislative Decree 1437 1437.

SEVENTH. Financing of Investments for Optimization, Marginal Expansion, Replacement and Rehabilitation ( lOARR ) by the Peruvian Corporation of Airports and Commercial Aviation S.A. (CORPAC S.A)

By exception, the company Corporación Peruana de Aeropuertos y Aviación Comercial S.A. (CORPAC S.A.) is authorized, during Fiscal Year 2024, to finance with resources from the financing source Resources for Official Credit Operations, the Optimization, Marginal Expansion, Replacement and Rehabilitation Investments (IOARR) referred to in Legislative Decree 1252, Legislative Decree that creates the National System of Multiannual Programming and Investment Management, intended to ensure high availability of the air communication, navigation and surveillance service; as well as the lighting and electric power aid systems, to strengthen air control and safety at the national level.

The indicated resources come from unsecured debt operations of the National Government, whose contracts are subject to the provisions of article 61 of Legislative Decree 1437, Legislative Decree of the National Public Indebtedness System, and require the Prior Report of the Comptroller General of the Republic.

EIGHTH. Grants awarded to the Fund for the Protection and Assistance of Shoe Shine Workers of Peru and the Fund for the Protection and Social Assistance of Law 10674

Starting in Fiscal Year 2024, the subsidies granted in favor of the Fund for the Protection and Assistance of Shoe Shine Workers of Peru and the Fund for the Protection and Social Assistance of Law 10674, are attended by covered by the institutional budget of the Ministry of Labor and Employment Promotion.

For the implementation of the provisions of the first paragraph of this provision starting from Fiscal Year 2025, the Ministry of Labor and Employment Promotion must consider in its institutional budget, during the phase of Multi-year Budget Programming and respective Budget Formulation, the necessary resources to finance the granting of the referred subsidies in favor of the Fund for the Protection and Assistance of Shoe Shine Workers of Peru and the Fund for the Protection and Social Assistance of Law 10674.

NINTH. Suspension of process of transfers of Attorney General´s Offices from the Ministry of Economy and Finance (MEF) to the Attorney General's Office.

The suspension of the transfer process referred to in the seventh final complementary provision of Legislative Decree 1326, Legislative Decree that restructures the Administrative System of Legal Defense of the State and creates the Office of the Attorney General of the State, in the cases of the Office of the Public Prosecutor of the Ministry of Economy and Finance and the Office of the Public Prosecutor Specialized in Tax Matters, is hereby ordered until the completion of the transfer process of the other public prosecutors within the framework of the Implementation Plan of the Office of the Attorney General of the State, referred to in the aforementioned final complementary provision.

TENTH. Exoneration of obtain authorization I permissions for the execution of Projects

1.       The exemption from obtaining all municipal permits and/or authorizations for the development of priority projects incorporated in the National Plan for Sustainable Infrastructure for Competitiveness (PNISC), approved by Supreme Decree No. 242-2022-EF or the regulation that updates it, related to transport infrastructure and urban mobility in Lima and Callao is provided.

2.       For information purposes, concessionaires and/or contractors will communicate the schedule and/or plan of deviations to local governments.

3.       For the restoration or replacement of the surface of the roads intervened by the plays executed, the concessionaires and/or contractors must apply the existing road section and/or geometry. Likewise, if applicable, they must make the necessary improvements for the road safety of pedestrians and drivers. The surface restoration works that are being carried out with the normative road section must be completed by applying said section, as approved.

4.       The supervisory and auditing entities or regulatory bodies will be responsible for verifying and supervising compliance with legal, contractual and/or technical obligations by concessionaires and/or contractors, within the scope of their powers.

5.       The implementation of this measure does not require additional resources from the public treasury.

ADDITIONAL MODIFICATION PROVISIONS

FIRST. Modification of section ii. of literal a. of numeral 1 of article 3 of Legislative Decree 1441, Legislative Decree of the National Treasury System

Section ii. of literal a. of numeral 1 of article 3 of Legislative Decree 1441, Legislative Decree of the National Treasury System, is modified as follows:

" Article 3.- Scope of application

The Legislative Decree is applicable to the following entities of the Public Sector:

1.       Non-Financial Sector Public:

a.       Public Entities:

[…]

ii . Public Prosecutor's Office, National Jury of Elections, National Office of Electoral Processes, National Registry of Identification and Civil Status, National Board of Justice, Ombudsman's Office, Constitutional Court, Comptroller General of the Republic and Military Police Court. […]”

SECOND. Modification of the subsection ii of literal a. of numeral 1 of paragraph 5.2 of article 5 of Legislative Decree 1436, Legislative Framework Decree for Public Sector Financial Management

Section ii. of literal a. of numeral 1 of paragraph 5.2 of article 5 of Legislative Decree 1436, Legislative Framework Decree for Public Sector Financial Administration, is amended as follows:

" Article 5.- Scope of application

[…]

5.2 For the purposes of this Legislative Decree, the Public Sector includes:

1.       Non-Financial Public Sector:

a. Public Entities:

[...]

ii . Public Prosecutor's Office, National Jury of Elections, National Office of Electoral Processes, National Registry of Identification and Civil Status, National Board of Justice, Ombudsman's Office, Constitutional Court, Comptroller General of the Republic, Superintendency of Banking, Insurance and Private Administrators of Pension Funds and Military Police Court. […]”.

THIRD. Modification of the first paragraph of the third final complementary provision of Legislative Decree 1437, Legislative Decree of the National Public Indebtedness System

The first paragraph of the third final complementary provision of Legislative Decree 1437, Legislative Decree of the National Public Indebtedness System, is modified as follows:

"Third. Hiring of services specialized

The Ministry of Economy and Finance is authorized to contract, in accordance with the procedures established by supreme decree, with the approving vote of the Council of Ministers, endorsed by the President of the Council of Ministers and the Minister of Economy and Finance, legal and financial advisory services, and other specialized services, directly or indirectly linked, for the performance of the operations under its charge arranged under the scope of this Legislative Decree, as well as the operations under its charge arranged under the scope of Legislative Decree No. 1441, Legislative Decree of the National Treasury System. Only in the event of a gap or deficiency in the aforementioned procedures, the provisions established in the regulations on State contracts apply, in a supplementary manner.

[…]”

FOURTH. Incorporation of the complementary provision final eighth to the decree Legislative 1441, decree Legislative of the National System of Treasury

The eighth final complementary provision is incorporated into Legislative Decree 1441, Legislative Decree of the National Treasury System, as follows:

"Eighth. - Financial Transfers Granted from Public Funds

Financial transfers granted from public funds, within the framework of the express authoritative legal regulations, in favor of the entities of the public sector referred to in article 3 of this Legislative Decree, are executed through the single account of the public treasury, in accordance with the procedures of the National Treasury System.

The unused amounts of the financial transfers are returned, once the objective established in the respective agreement or authoritative legal regulation has been completed, as established by the General Directorate of the Public Treasury.

This provision applies to public funds granted to the aforementioned entities, within the framework of contracts, inter-institutional cooperation agreements and similar agreements authorized in accordance with applicable legislation."

FIFTH. Incorporation of article 3-A in Emergency Decree 044-2021, Emergency Decree that establishes extraordinary and urgent measures in matters of fiscal management of human resources in the public sector

Article 3-A is incorporated into Emergency Decree 044-2021, Emergency Decree that establishes extraordinary and urgent measures in matters of fiscal management of human resources in the public sector, according to the following:

"Article 3-A.- Income corresponding to human resources of the public sector

1.       It is specified that the prohibition of any type of reference mechanism or indexation of income refers to income corresponding to human resources of the public sector. Any contrary provision is void, under the responsibility of the person who issues and/or approves it, as well as the highest administrative authority of the entity.

2.       The amount of pensions payable by the State is determined at the time of the contingency, that is, when the requirements for access to the pension are met; and, in the case of state recognitions, on the date on which the benefit is granted.

3.       Once granted, the amount of pensions payable by the State can only be expressly adjusted by supreme decree, endorsed by the Minister of Economy and Finance, as head of the Sector responsible for public policy in matters of pensions.”

SIXTH. Incorporation of numerals 24.4 and 24.5 in article 24 of Legislative Decree 1436, Framework Legislative Decree for Public Sector Financial Administration.

Numerals 24.4 and 24.5 are incorporated into article 24 of Legislative Decree 1436, Framework Legislative Decree for Public Sector Financial Administration, as follows:

"Article 24.- Administration of the Integrated System of Financial Administration of the Resources Public

“[…]

24.4.       All data that contribute to improving the Financial Administration of the Public Sector (AFSP), in accordance with extra-systemic and intersystemic integration, are considered sources of the Data and Analytics Platform of the Financial Administration of the Public Sector, managed by the Ministry of Economy and Finance, through the Vice Ministry of Finance, with the purpose, among others, of managing in an agile manner the information necessary for decision making associated with the optimization of all AFSP processes.

24.5.       The organ in charge of the technologies and information of the Financial Administration of the Public Sector, or the one that takes its place in the Ministry of Economy and Finance, issues the corresponding directives for the adequate management of the aforementioned platform, establishing specifications and conditions such as data sources, update frequencies, mandatory variables and entities responsible for the submission and use of data, within the framework of Law 29733, Personal Data Protection Law, among other applicable regulations.”

Communicate to the President of the Republic for its promulgation

In Lima, on the thirtieth day of the month of november of two thousand twenty-three.

ALEJANDRO SOTO REYES

President of the Congress of the Republic

ARTURO ALEGRÍA GARCÍA

First Vice president of the Congress of the Republic TO THE PRESIDENT OF THE REPUBLIC THEREFORE:

I order that it be published and complied with.

Given at the Government House, in Lima, on the fifth day of the month of December of the year two thousand twenty-three.

DINA ERCILIA BOLUARTE ZEGARRA

President of the Republic

LUIS ALBERT OTAROLA PEÑARANDA

President of the council of Ministers

2242167-1

ECONOMY AND FINANCE

Ministerial Resolution on Complementary Provisions for the Implementation of a Debt Operation and a Bond Issuance

MINISTERIAL RESOLUTION No. 240-2024-EF/52

Lima, July 31, 2024

CONSIDERING:

That, pursuant to Articles 6, 7, and 8 of Law No. 31955, Public Sector Debt Law for Fiscal Year 2024, the Ministerial Resolution No. 205-2024-EF/52 was issued, establishing provisions for implementing a debt management operation, a debt operation, and a bond issuance, stipulating that the Republic of Peru shall implement an internal bond issuance up to an amount equivalent to US$ 3,000,000,000.00 (THREE BILLION AND 00/100 US DOLLARS), intended to finance the repurchase of sovereign bonds and/or global bonds included in the debt management operation, as well as to partially finance the financial requirements for the year 2024;

That, to implement the provisions of the aforementioned Ministerial Resolution, financial advisory services were engaged, contracted in accordance with the Procedures for Hiring Legal, Financial, and Other Specialized Advisory Services, within the framework of Legislative Decree No. 1437, Legislative Decree of the National Public Debt System, approved by Supreme Decree No. 167-2021-EF; with the implementation of an external bond issuance in dollars contemplated in their respective terms of reference;

That, in order to raise resources to address the financial requirements for the year 2024, it is necessary to implement, complementing the operations mentioned in the first consideration, a debt operation through the external issuance of bonds in dollars;

That, in turn, numeral 8.1 of Article 8 of Law No. 31955 stipulates, among other aspects, that for the implementation of external bond issuances referred to in Article 6, the Ministry of Economy and Finance, by means of a Ministerial Resolution, shall determine the amounts to be issued, the general conditions of the respective bonds, the designation of the investment bank or banks providing structuring and placement services, and the entities providing complementary services, among other aspects;

That, numeral 6.2 of the cited Article 6 provides that when the amount of debt foreseen in paragraph 2 of numeral 3.2 of Article 3 is reassigned to external debt operations, the external bond issuance that the National Government can carry out in one or more placements is approved up to the amount resulting from the recomposition of the debt amount provided for in the cited Article 3;

That, likewise, according to numeral 3.3 of Article 3 of the aforementioned Law No. 31955, the General Directorate of Public Treasury of the Ministry of Economy and Finance is authorized to make reallocations between the amounts of debt provided in paragraph 1 of numeral 3.1 and in paragraph 1 of numeral 3.2; as well as reallocations between the amounts provided in paragraph 2 of numeral 3.1 and in paragraph 2 of numeral 3.2, including the unplaced amount from the issuance approved in numeral 6.1 of the aforementioned Article 6, without exceeding the total amount established by law for external and internal debt, as appropriate;

That, according to numeral 3.4 of Article 3 mentioned above, prior to the reallocation, the Ministry of Economy and Finance must report it to the Budget and General Account Commission of the Congress of the Republic, indicating the amounts and reasons for such reallocation, for its information;

That, in this regard, by Official Letter No. 1302-2024-EF/10.01, the Ministry of Economy and Finance sends to the Congress of the Republic the Report No. 0114-2024-EF/52.04 prepared by the General Directorate of Public Treasury, informing about the reallocation between the maximum amounts of external and internal placements authorized in Law No. 31955;

That, by Supreme Decree No. 167-2021-EF, the Procedures for Hiring Legal, Financial, and Other Specialized Advisory Services were approved, within the framework of Legislative Decree No. 1437, Legislative Decree of the National Public Debt System;

That, pursuant to Article 7 of the cited Procedures, Banque Internationale à Luxembourg has been selected as the Listing Agent for the external bonds, thus it is necessary to authorize its appointment as Listing Agent for the external bonds and to authorize the General Director of the General Directorate of Public Treasury to sign, on behalf of the Ministry of Economy and Finance, the respective agreement;

That, for the external bond issuance, the contract referred to as "Indenture Agreement" will be used, the text of which was approved by Ministerial Resolution No. 258-2015-EF/52;

That, additionally, it is necessary to approve the texts of the documents referred to as “Prospectus Supplement” and “Annual Report under Form 18-K/A”, as well as the contracts referred to as “Underwriting Agreement”, “Trustee, Registrar, Transfer Agent and Paying Agent Fee Schedule”, and “Listing Agent Engagement Letter”;

In accordance with the provisions of Articles 6 and 8 of Law No. 31955, Public Sector Debt Law for Fiscal Year 2024; Legislative Decree No. 1437, Legislative Decree of the National Public Debt System; and Supreme Decree No. 167-2021-EF approving the “Procedures for Hiring Legal, Financial, and Other Specialized Advisory Services, within the Framework of Legislative Decree No. 1437, Legislative Decree of the National Public Debt System”;

IT IS RESOLVED:

Article 1. Determination of the Bond Issuance Amount

The amount of the external bond issuance that, in one or more placements, the National Government can carry out, within the framework of the approval contained in Articles 6 and 8 of Law No. 31955, Public Sector Debt Law for Fiscal Year 2024, is up to an amount equivalent to US$ 3,000,000,000.00 (THREE BILLION AND 00/100 US DOLLARS).

Article 2. External Bond Issuance

For the purposes of the external bond issuance referred to in Article 1 of this norm, the following characteristics are established:

Issuer	:	The Republic of Peru.
Financial Advisors and Placement Agents	:	Citigroup Global Markets Inc., BofA Securities Inc., J.P. Morgan Securities LLC, and Santander US Capital Markets LLC.
Placement(s) Amount	:	To be determined upon completion of the bookbuilding mechanism.
Currency	:	US Dollars.
Transactions	:	Issuance of one or more global bonds denominated in US Dollars, through the reopening of issued bonds and/or the issuance of new bonds, with terms to be determined in due course.
Placement Mechanism	:	Through a bookbuilding mechanism.
Format	:	Global bonds registered with the Securities and Exchange Commission of the United States of America or another securities commission as determined.
Term/ Maturity	:	To be determined when the bookbuilding mechanism begins.
Coupon Payment	:	Semiannual based on a 30/360-day basis or on the frequency and basis determined by market practices where each placement is made.
Listing	:	Luxembourg Stock Exchange.
Negociability	:	Subject to the restrictions of the jurisdiction in which they are traded.
Principal Payment	:	At maturity or amortizable.
Applicable Law	:	Laws of the State of New York, United States of America.

Article 3. Bond Issuance Amount

The amount of the external bond issuance referred to in Article 1 of this Ministerial Resolution will be determined by a Director's Resolution from the General Directorate of Public Treasury.

Article 4. Hiring of Services

4.1 Approve the hiring of Banque Internationale à Luxembourg as Listing Agent; this selection was made in accordance with the “Procedures for Hiring Legal, Financial, and Other Specialized Advisory Services, within the Framework of Legislative Decree No. 1437, Legislative Decree of the National Public Debt System,” approved by Supreme Decree No. 167-2021-EF.

4.2 The hiring approved in the preceding numeral is to be funded from the budgetary resources allocated for public debt service.

Article 5. Approval of Documents and Contracts

Approve the texts of the documents referred to as “Prospectus Supplement” and “Annual Report under Form 18-K/A”, as well as the contracts referred to as “Underwriting Agreement”, “Trustee, Registrar, Transfer Agent and Paying Agent Fee Schedule”, and “Listing Agent Engagement Letter” related to the external bond issuance referred to in Articles 1 and 2 of this norm.

Article 6. Debt Service

The amortization service, interest, and other expenses arising from the bonds issued in accordance with this Ministerial Resolution are to be handled by the Ministry of Economy and Finance, charged to the budgetary resources allocated for public debt service.

Article 7. Subscription of Documents

Authorize the General Director of the General Directorate of Public Treasury of the Ministry of Economy and Finance to sign, on behalf of the Republic of Peru, the contracts and documents related to the external bond issuance referred to in Articles 4 and 5 of this norm.

Register, communicate, and publish.

JOSÉ ARISTA ARBILDO

Minister of Economy and Finance